Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (No. 333-86116, 333-92471,333-97867, and 333-108667) of our report dated February 20, 2004 (with respect to the eighth paragraph of Note 1 and the second item of Note 21, March 1, 2004) on our audit of the consolidated financial statements and financial statement schedule of Digital Angel Corporation and subsidiaries for the years ended December 31, 2003 and 2002, included in the Annual Report on Form 10-K.

Our report included an explanatory paragraph about the Company’s adoption of the new standard addressing financial accounting and reporting for goodwill subsequent to an acquisition included in Note 1 to the 2003 financial statements.

Eisner LLP

Florham Park, New Jersey

March 12, 2004